Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) News Release Issue No. 15 - 2012

June 5, 2012

FOR IMMEDIATE RELEASE

AURIZON RECEIVES RESULTS OF FEASIBILITY STUDY FOR JOANNA’S HOSCO DEPOSIT

Aurizon Mines Ltd.(TSX:ARZ; NYSE MKT:AZK) is pleased to report that is has received the results of a positive Feasibility Study which has established in-pit mineral reserves of 1.66 million ounces of gold in the Hosco deposit that forms part of its 100% owned Joanna project.  The Feasibility Study was prepared by BBA Inc. of Montreal, (“BBA”) with contributions from other engineering firms and consultants, in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).

“The Joanna property has provided significant exploration success for Aurizon and the results of the Feasibility Study has realized a 67% increase in Proven and Probable In-Pit Mineral Reserves at the Hosco deposit compared to the 2009 pre-feasibility study.” said George Paspalas, President and Chief Executive Officer.  “The Company has also encountered follow-up exploration success at the Heva deposit and the Hosco West Extension areas, also on the Joanna property.  Whilst the Feasibility Study on the Hosco deposit generates a positive return at three-year trailing average gold prices, we believe that it is prudent, in terms of capital allocation, to defer development and permitting of the Hosco deposit and continue to pursue exploration of these areas, which if successful, could lead to a staged and perhaps more financially beneficial development strategy at Joanna.”

“The opportunity at Heva lies in the fact that our early drilling is indicating higher grade ore potential than at Hosco and initial metallurgy has returned very good gold recoveries using conventional cyanidation.” continued George Paspalas. “The Hosco West Extension area has identified refractory mineralization that is significantly higher grade than the average grade in the conceptual Hosco pit.  The Company intends to spend an additional $4.2 million to continue the drilling in these areas.  We remain committed to growing the Company by pursuing opportunities that would be accretive to shareholder value.”

The Feasibility Study was prepared as an open pit mining project relating solely to the mineral reserves located on the Hosco deposit.  The Hosco deposit forms part of the Joanna Project which is located in pro-mining north-western Quebec, 20 kilometres east of the town of Rouyn-Noranda.  The in-pit mineral reserves were estimated at a cut-off grade of 0.5 g/t for a total diluted proven and probable reserve estimate of 41.1 million tonnes at 1.26 grams/tonne representing 1.66 million ounces of gold.  The mine plan was designed for a 8,500 tonnes per day operation, with an average stripping ratio of 4.49 to 1 and a life of mine of 13.4 years.

The milling circuit includes crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP).  Metallurgical test work indicates that the use of the pressure oxidation technology prior to leaching improves the overall gold recoveries to 87.5%.  The study provides for the low sulphide tailings, without cyanide, to be stored in a flotation thickened tailings pond and the tailings from the autoclave circuit would be stored in a specifically designed impoundment.

The pre-production capital costs and sustaining costs for the Hosco deposit are estimated, respectively, at $422 million and $97 million.  The average operating cash cost is estimated at US$716 per ounce of gold and $25.32 per tonne milled.  The financial analysis, using a price of gold of US$1,350 per ounce, indicates a pre-tax net present value (“NPV”) (using a 5% discount rate) of $112 million with a pre-tax internal rate of return (“IRR”) of 8.7% and a payback period of 8.2 years.  On an after tax basis, Aurizon estimates that the IRR is 6.5%.

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 2

Project Highlights Assumptions
Gold Price (US$/ounce)	1,350
Foreign exchange rate (C$/ US$)	1:1
Fuel price ($/litre) Net Smelter Royalty (%)	0.90 2.0
Mineral Reserves Proven and Probable in-pit Reserves (Million ounces) Mine Parameters	1.66
Ore milled Mine plan tonnage (Million tonnes)	41.1
Mine plan grade (grams/tonne)	1.26
Strip ratio (waste: ore)	4.49:1
Average daily production rate (tonnes)	8,500
Estimated gold recovery (%)	87.5
Total recovered gold (Million ounces)	1.45
Pre-production period, post permitting (years)	1.7
Mine life (years)	13.4
Average annual gold production (ounces)	110,000
Costs
Pre-production capital ($ Million)	422.2
Sustaining capital and restoration ($ Million)	97.3
Cost per tonne milled ($)	25.32
Average operating cash cost (US$/ounce) Royalties (US$/ounce)	716 30
Average total cash cost (US$/ounce)	746
Financial Analysis
Average annual cash flow pre-tax (years 2 - 13)($ Million) Payback period (years)	61.7 8.2
IRR pre-tax (%)	8.7
IRR after-tax (%)	6.5
NPV 5% discount pre-tax ($ Million)	111.6

(All currency figures expressed in Canadian dollars, except where indicated).

Conference call

Aurizon management will host a conference call and live webcast for analysts and investors on Wednesday, June 6, 2012 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time).

Canada & USA Toll Free Dial In: 1-800-319-4610 or outside Canada & USA Call: 1-604-638-5340.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://services.choruscall.com/links/aurizon120606.html

Those who wish to listen to a recording of the conference call at a later time may do so by calling: Canada & USA Toll Free: 1-800-319-6413 or outside Canada & USA: 1-604-638-9010, (Code: 1001#).  A replay of the call will be available until Wednesday, June 13, 2012.

Additional Information

The Feasibility Study report will be posted on Aurizon’s website at www.aurizon.com and on SEDAR at www.sec.gov/, within a 45 day period following this news release.

A sketch is attached showing the Composite Longitudinal Section of the Joanna Project. All other information previously released on Joanna is also available on Aurizon's website at www.aurizon.com.

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 3

Additional Technical Information Related to the Feasibility Study

The Joanna Property is comprised of 5 sectors and 156 claims covering 4,294.1 hectares.  The Hosco sector represents the core of the Feasibility Study and the other sectors are Heva, Alexandria, Henriksen and Aurizon.

·

The project is located along a prolific geological belt, the Abitibi gold belt and, more specifically, along the Cadillac fault which hosts several multi-million ounces deposits like Noranda, Doyon-Laronde, Malartic and Val-d’Or camps.

·

A pool of experienced workers and suppliers are available from the city of Rouyn-Noranda and Val-d’Or.

·

The proximity of the Casa Berardi Mine as well as the Administration and Technical Office in Val-d’Or is anticipated to create positive synergies with Joanna.

Geology

Mineralization at Joanna is closely related to the east-west Cadillac fault and forms a 200 metre wide corridor composed of different mineralized lenses parallel to the fault, dipping 55 degrees to the north.  Mineralization takes the form of a few millimetres to a 15 centimetre-wide quartz vein network inside the altered sediment rock with finely-disseminated sulphides. Mineralization has been defined and correlated based on altered mineral assemblages (biotite, tremolite, carbonates, muscovite, tourmaline, chlorite), quartz textures, deformation features and sulphides types (pyrrhotite and arsenopyrite).

At Hosco, mineralization is located within three main lenses, one located north of the fault and two at the southern side of the fault.  Each lens shows a thickness of between 15 and 60 metres and a variable lateral extension of between 300 and 700 metres.

Mineral Reserves and Resources

The in-pit mineral reserves were estimated within a detailed engineered pit design by using the measured and indicated resources at a cut-off grade of 0.5 g/t.  The optimized pit shell was generated using the Lerchs-Grossmann pit optimizer algorithm using the cost and economic parameters estimated by BBA.

Joanna PropertyIn-pit Mineral Reserves - Hosco Depositas of June 2012
	June 2012 - Feasibility Study			November 2009 - Pre-Feasibility Study			2012 vs 2009
	Tonnes[1]	GradeGrams/tonne	GoldOunces	Tonnes[2]	GradeGrams/tonne	GoldOunces	Gain (loss)Ounces
In-pit Mineral Reserves (diluted)
Proven	28,250,000	1.305	1,185,000	19,100,000	1.319	809,000	376,000
Probable	12,850,000	1.151	476,000	4,550,000	1.271	187,000	289,000
Total Mineral Reserves	41,100,000	1.257	1,660,000	23,650,000	1.309	996,000	665,000
[1] Dilution of 6.9% at 0.14 g/t and Mining Recovery of 96%				[2] Dilution of 5.1% at 0.23 g/t and Mining Recovery of 97%

Mineral Reserves are estimated using an average long-term gold price of US$900 and a US/Cdn$ exchange rate of 1:1 using a cut-off grade of 0.5 g/t

Mineral Reserves have been completed in accordance with the CIM standards

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 4

The block model was prepared by SGS Geostat using the Ordinary Kriging method.  In addition to the resources identified at the prefeasibility stage, the database includes the results of the 2010 and 2011 drilling campaigns.  A total of 866 surface holes equivalent to 199,509 metres and 3,243 historical underground holes were included in the calculation.  A total of 123,589 assays were available for the resource calculation.

Joanna Property - Mineral Resources¹

Mineral Resources	Sectors	Resource Depth	Cut-off grade(g/t)	December 31, 2011			November 2009- Pre-Feasibility Study			2011 vs 2009
				Tonnage*(t)	Grade(g/t)	Gold**(ounces)	Tonnage*(t)	Grade(g/t)	Gold**(ounces)	Gain/(Loss) (ounces)
Measured	Hosco	In-pit	0.5	1,887,011	1.14	69,196	816,632	1.22	32,095	37,102
	Total			1,887,011	1.14	69,196	816,632	1.22	32,095	37,102
Indicated	Hosco	In-pit	0.5	13,922,298	1.19	531,567	6,066,738	1.21	236,086	295,481
	Hosco	Underground	2.0	50,000	2.65	5,000				5,000
	Heva		0.5	4,410,000	1.90	270,000	4,410,000	1.90	270,000	0
	Total			18,382,298	1.36	806,567	10,476,738	1.50	506,080	300,481
Measured + Indicated	Hosco	In-pit	0.5	15,809,309	1.18	600,763	6,883,370	1.21	268,181	332,582
	Hosco	Underground	2.0	50,000	2.65	5,000				5,000
	Heva		0.5	4,410,000	1.90	270,000	4,410,000	1.90	270,000	0
	Total			20,269,309	1.34	875,763	11,293,370	1.48	538,181	337,582
Inferred	Hosco	In-pit	0.5	6,950,000	1.19	266,000	20,810,000	1.19	796,000	(530,000)
	Hosco	Underground	2.0	590,000	2.54	48,000				48,000
	Heva		0.5	7,680,000	1.70	421,000	9,000,000	1.80	511,000	(90,000)
	Heva	Underground	2.0	650,000	2.80	59,000				59,000
	Alexandria		0.5	980,000	1.20	37,000	1,100,000	1.20	42,000	(5,000)
	Total			16,850,000	1.53	831,000	30,910,000	1.36	1,349,000	(518,000)

¹Mineral resources in this table are exclusive of mineral reserves and have been estimated by BBA using SGS Geostat's estimate of mineral  resources before conversion of mineral resources to mineral reserves.

*Rounded to the nearest 10,000 tonnes ** Rounded to the nearest 1,000 ouncesCIM definition were followed for mineral resourcesMineral resources which are not mineral reserves do not have demonstrated economic viabilityHistorical production of 9,794 ounces (Hosco) and 10,700 ounces (Heva) have not been removed from mineral resources

Mining and Production

The mine plan completed by BBA includes 41.1 million tonnes of ore at 1.26 grams of gold per tonne and requires the removal of 22.3 million tonnes of overburden and 162.3 million tonnes of waste rock resulting in a life-of-mine strip ratio of 4.49 to 1.  The overburden consists of silt and clay and varies in thickness between 6 and 15 metres.  It is planned that the overburden will be removed during winter seasons.

It is anticipated that permitting and construction of the Mine would take approximately 3 years.

Total gold production over a 13.4 year mine life is estimated at 1.45 million ounces averaging 110,000 ounces per year.

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 5

Conventional open pit mining methods will be used requiring a fleet of 100 ton class and smaller haul trucks, hydraulic excavators (10 m3), production drills and various ancillary equipment.  Mine operations were designed to support an average daily production rate of 8,500 tonnes.  Initial production will start from a smaller pit and will be extended in two additional pushbacks; mining of the West Hosco pit is expected to begin in year 4.

The pits were designed with a triple benching arrangement and include a 15 metre geotechnical safety berm at every 120 metre vertical height.  Based on the results of rock mechanic studies by Golder Associates, the recommended inter-ramp pit slope will be 53° for the hanging wall (north), 49° for the footwall (south) as well as both east and west sectors.

Waste Rock (Million tonnes)	162.3
Overburden (Million tonnes)	22.3
Waste to ore Ratio	4.49:1.0
Annual Tonnage (Million tonnes)	Between 7.3 (year 13) and 21.2 (year 7)
Average daily production rate (tonnes)	8,500
Inter-ramp Pit Slope	49° - 53°
Geotechnical Safety Berm	15 metres every 120 metre vertical height
Pit Dimensions -Main Pit	2,190 metres x 660 metres and depth of 280 metres
West Pit	660 metres x 450 metres and depth of 120 metres

Metallurgy and Processing

Gold mineralization in the Hosco Deposit is associated with disseminated sulphides, mostly arsenopyrite and pyrohotite.  As the material is partially refractory, the selection of an oxidation method before the cyanidation of a flotation concentrate became necessary to improve and optimize the level of gold recovery.  The consistency of the results obtained at the pilot-plant level, combined with higher recoveries, led to the selection of the conventional pressure oxidation technology utilizing an autoclave as the preferred method of oxidation for the Hosco ore.

This process uses sulphide oxidation at high pressure and temperatures, thereby speeding up the kinetics and allowing the reaction to be self-sustaining.  The processing facilities will be located at Joanna and include: crushing, grinding, gravity, flotation, pressure oxidation and carbon-in-pulp leaching (CIP).  Metallurgical test work performed by Sherritt Technologies indicates that the use of the pressure oxidation circuit prior to leaching improves the projected overall gold recoveries to 87.5%.

Milling Process	Crushing, grinding, gravity, flotation, pressure oxidation and leaching
Milling rate	8,500 tonnes per day
Average recoveries (life of mine)	87.5%
Tailings ponds	Neutral (no cyanide - low sulphide): 95% of tonnage Pressure Oxidation (POX) (high arsenic (As) - acid drainage potential): 5% of tonnage

Tailings Ponds

The Feasibility Study includes two distinct tailings impoundments which cover 290 hectares.  Ninety-five percent (95%) of the tailings containing low sulphide, low arsenic and no cyanide will be stored in a flotation thickened tailings pond.  The remaining 5%, coming from the autoclave circuit, and containing a high concentration of arsenic and sulphides, will be stored in a specifically designed impoundment.

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 6

Proposed Surface Infrastructure

The proposed mine infrastructure incorporates the following:

·

A crusher and a mill complex, including a grinding, gravity, flotation, pressure oxidation, leaching circuit (CIP) and a refinery;

·

A garage complex and associated services building and administration offices;

·

Electrical distribution installations;

·

Pit dewatering system, surface water management and treatment;

·

Access road to the site from Highway 117;

·

The waste dumps will cover 192 hectares and reach a maximum height of 70 metres. Most of the waste rock (85 - 88%) that is not considered to be acid-generating or potentially metal leaching will be stockpiled in the main waste rock pile.  The remaining 12 - 15% of the waste rock, which has a higher percentage of arsenic and nickel but is not acid generating, will be stored in a separate, fully-lined waste rock pile.  Both stockpiles will be surrounded by collection ditches to recover run-off water;

·

Top soil will be stockpiled and used for reclamation during operation and at the end of the life of the mine.

Mine Closure and Restoration

Mine closure and restoration costs are estimated at $27.1 million.  Wherever practical, a progressive restoration approach will be followed.

At Joanna, the overburden disposal area will be reclaimed and used as capping material to re-vegetate waste rock and tailings disposal sites. The concentrate tailings pond will be restored using a multi-layer approach, which will isolate the contaminants from the environment.

Capital and Sustaining Capital Costs Estimates

The Feasibility Study is based on capital pricing as of the first quarter 2012.  The level of accuracy of the capital cost estimates is within ± 15% for feasibility studies.

The pre-production capital costs are estimated at $422 million and include $87 million for contingencies and indirect costs.  Indirect costs (owner’s costs, Engineering, Procurement and Construction Management (“EPCM”) and detailed engineering) of 20% have been applied on the process plant and the other surface infrastructures.  Contingencies of 10% have been applied on the mill and infrastructures, and 20% have been applied on the waste rock and tailings impoundments.  Sustaining capital expenditures over the life of the mine are estimated at $97 million, including $27 million for the closure and restoration of the site.

Capital Costs	Pre-production	Sustaining
Surface Infrastructures	($ Million)	($ Million)
Joanna process plant (Crushing, grinding, gravity, flotation, pressure oxidation, leaching, refinery) and infrastructures	$228	$ 1
Tailings ponds	67	37
Mine equipment	16	25
Pre-stripping	23
Restoration		27
Total Costs	$334	$90
Indirect costs (Owner’s costs, EPCM, detailed engineering)	46
Contingency	41	7
Total capital costs	$422	$97

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 7

Operating costs

The life-of-mine average operating cash cost (excluding royalties) is estimated at US$716 per ounce of gold and $25.32 per tonne milled.

$/ t milled
Mining	11.92
Processing	12.37
Environmental	0.45
G&A	0.59
Total	25.32

Financial Analysis

The financial analysis for the Base Case (gold at US$1,350) indicates a pre-tax NPV at a 5% discount rate of $112 million with an IRR of 8.7% and a payback period of 8.2 years.  On an after-tax basis, the NPV at a 5% discount rate is estimated at $52 million with an IRR of 6.5%.

SENSITIVITY ANALYSIS

	% Change in Value	Variation	Before-tax IRR	After-tax IRR¹
	+ 10%	US$1,485	12.6%	9.6%
Gold Price - Base Case	-	US$1,350	8.7%	6.5%
	- 10%	US$1,215	4.3%	3.1%
	+ 10%	US$788	6.4%	4.7%
Average Operating Cash Costs per Ounce - Base Case	-	US$716	8.7%	6.5%
	- 10%	US$644	10.8%	8.3%
	+10%	$464	7.2%	5.3%
Initial Capital Costs - Base Case($ Million)	-	$422	8.7%	6.5%
	-10%	$380	10.4%	7.9%

¹After-tax IRR estimated by management

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 8

Quality Control and Data Verification

Information of a scientific or technical nature of the Feasibility Study has been prepared by and under the supervision of Angelo Grandillo, Eng., Project Manager of BBA, Patrice Live, Eng., Mining Manager of BBA, Ghislain Fournier, Eng., General Manager Technical Services of Aurizon and Jean-Pierre Landry, Eng., General Manager Projects and Construction of Aurizon, qualified persons as defined by National Instrument 43-101. The technical and scientific information contained in this news release has been reviewed and approved by Mr. Grandillo, Eng, Mr. Live, Eng, Ghislain Fournier, Eng., and Jean-Pierre Landry, Eng., also qualified persons as defined by National Instrument 43-101.

The data disclosed including sampling, analytical and test data as well as the current mineral resource estimate was completed by Maxime Dupéré, P.Geo., from SGS Canada Inc. (Geostat) an independent qualified person under NI 43-101 guidelines using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definition and Guidelines.

Additional technical information and details regarding verification of data, including sampling, analytical and test data underlying the information herein, is contained in the “Technical Report - Mineral Resource Estimation, Joanna Gold Project, Rouyn-Noranda, Quebec, Aurizon Mines Ltd. - September 2011 Update, Effective date December 31, 2011”, prepared by BBA, which can be found under Aurizon’s profile on www.sedar.com.

Qualified Persons

The Feasibility Study was prepared by leading independent industry engineering firms and consultants, all Qualified Persons under National Instruments 43-101, with the collaboration of the Aurizon Technical Group.

BBA Inc.

Patrice Live, Eng. Mining Manager (mineral reserves, pit design, mine planning, financial analysis, mining operating and capital costs)

Angelo Grandillo, Eng. (metallurgical test work, ore processing, milling operating and capital costs).

Roche

Yves Thomassin, M. ScA., (environment, restoration, operating and capital cost estimates).

SGS-Geostat Ltd.

Maxime Dupéré. Geologist (mineral resources)

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.

George Paspalas, President & CEO - 604-687-6600

Martin Bergeron Vice President Operations - 819-874-4511

Investor Relations: jennifer.north@aurizon.com

Telephone: 604-687-6600    Fax: 604-687-3932

Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com   Website:  www.aurizon.com

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 9

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information is based on information available to the Company as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update this forward-looking information. Forward-looking information in this news release includes estimates of minerals reserves and mineral resources, estimates of capital and operating costs, anticipated internal rates of return, ore grades and estimated strip ratio, average daily mine production, estimated gold recoveries, mine life, estimated payback period, average annual cash flow and net present values, project sensitivity analysis, the possible effects on project economics of exploration success, if achieved, on exploration of other areas of the Joanna property, planned expenditures on such exploration, the expected timing of filing the Feasibility Study, potential for synergies with the Company’s Casa Berardi Mine as well as the Company’s administration and technical office in Val d’Or, and the business and operations of Aurizon generally.  Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", “has the potential” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", “could”, “would”, “might”, or “will” be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this news release, the 2011 Technical Report and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR.  Such assumptions include those relating to US : Canadian dollar exchange rates, gold price per ounce, anticipated fuel prices, that the mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, the availability of an experienced workforce and suppliers for the project, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labor disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur, that the results of exploration activities will be consistent with the Company’s expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information.  Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labor disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labor, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs  There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on Sedar at www.sedar.com and on Edgar at www.sec.gov/.   There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release - June 5, 2012 Aurizon Receives Results of Feasibility Study for Joanna's Hosco Deposit	Page | 10

AURIZON MINES LTD.

JOANNA PROJECT (QUEBEC)

Composite Longitudinal Section

June 5, 2012

W
E
5500E
6000E
6500E
7000E
Surface
5010m
Heva Area
Hosco Area
Hosco West Extension
4700m
4400m
Gold Enrichment Trend
Gold Enrichment Trend
Gold Enrichment Trend
0
200m
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Infered Resources Underground
Past Production
Existing Infrastructure
Pit Contour
5 km
Diabase Dyke
Pit Outline
Diabase Dyke
Heva Area
Hosco Area
Alexandria Area
Hosco Area
Mineral Reserves & Resources (In Pit)
Proven & Probable Reserves : 1,660,400 oz
Measured & Indicated Resources : 601,000 oz
Inferred Resources : 266,000 oz
as of December 31, 2011
Joanna
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
In Pit Resource Contour
AURIZON MINES LTD.
JOANNA PROJECT
QUEBEC
Mineral Reserves & Resources

Reference: News Release Issue No. 15-2012